FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                              No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “ BBVA Banco Francés reports second quarter earnings for fiscal year 2007”

CONTACT:
Daniel Sandigliano
Investor Relations
Phone: (5411) 4341 5036
E-mail: daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña
Investor Relations
Phone: (5411) 4348 0000
E-mail: cecilia.acuna@bancofrances.com.ar

August 10, 2007

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED SECOND QUARTER EARNINGS FOR FISCAL YEAR 2007

Executive Summary

•

On the back of a commercial strategy focused on developing private business, BBVA Banco Francés was able to improve once again its quarter’s earnings. During the quarter ended June 30, 2007, net income amounted to Ps. 82.9 million, which represents an increase of 21.2% and 83.0% as compared to the Ps. 68.4 million and Ps. 45.3 million posted in the quarters ended March 31, 2007 and June 30, 2006, respectively.

•

During this second quarter the Bank continued aiming at bolstering private lending activity, putting the emphasis on the most profitable segments, through personal and car loans and credit cards in the retail segment, and commercial loans in the middle market. In terms of liabilities actions were carried out in order to increase retail deposits, pursuing a cheaper and more stable funding base.

•

National Public sector exposure showed no significant change in the last three months, with a slight growth in bonds adjusted by the CER index. On the other hand bills and notes issued by the Central Bank felt Ps. 907 million, which bolstered liquidity in private sector business, which kept the positive trend in the retail segment.

•	In terms of risk management, the Bank maintains its leading position; with a 0.89% non-performing ratio and 227.6% coverage by the end of the 2007 second quarter.

•

As for efficiency, measured by the total income from net services (including fees from FX purchase & sales) as a percentage of administrative expenses (excluding amortization), such ratio reached 81.5% in the June 2007 quarter.

•

During this quarter BBVA Banco Francés paid cash dividends of $ 90 million, corresponding to the fiscal year ended on December 31, 2006, in accordance to the resolutions approved by the Ordinary and Extraordinary Shareholders Meeting, held on April 26th, 2007.

Second quarter of fiscal year 2007

During the first months of 2007, the economy grew 8.2 % according to the EMAE (Monthly Estimator of Economic Activity), only a slight deceleration from the 8.5% GDP increase recorded for the whole of 2006. After a moderate first quarter, the economy rebounded in the second quarter. The EMI industrial output index was on average 6.4% for the first half of 2007.

Inflation, as measured by the CPI index of the Greater Buenos Aires area (which is used to calculate CER adjustment for sovereign bonds) was one percentage point lower in the first semester of 2007, than in the same period in the previous year. Consumer prices grew by only 3.9 % as compared to 4.9% in the same period of 2006.

Tax collections rose by 31.8% yoy in the second quarter of 2007, with respecto to the same period in the previous year, supported by sustained growth in VAT and Income Tax, and particularly by strong hikes in Payroll Taxes and Social Security contributions. The primary fiscal balance of the National Public Sector increased by 20.8% during this period, but these data reflects an exceptional situation arising from the recent pension system reform which resulted in a one-off increase in social security revenues.

Central Bank international reserves grew by USD 6,308 million in the second quarter of 2007 reflecting the strong external surplus of the private sector. In fact, Central Bank intervention in the FX market increased by 45 % yoy over the same period of 2006. As a consequence and due to the need to sterilize the resulting monetary expansion, the stock of Lebac and Nobac rose by Ps. 9,122 million. The M2 monetary aggregate used to set the targets of the Monetary Program ended the quarter less than 1% below the higher band of the program for the period. Abundant liquidity in financial markets and strong demand for Central Bank paper led to a slight decrease in the interest rates paid by these securities. Deposit rates, in particular the wholesale Badlar rate, remained low, reaching a minimum of 7.5%, although it begun to rise gradually towards the end of the quarter, climbing to 8.2% by mid July.

Both private sector deposits and loans had a very positive performance during the quarter, growing 6.2% and 7.8% respectively (June 2007 average versus March 2007 average).

The Business

BBVA Banco Francés, one of the largest private banks in Argentina, provides financial and non-financial services to the different market segments through a distribution scheme, including a nationwide branch network and different alternative channels, which strengthens its presence in the market and reinforces the relationship with the clients.

Following a universal strategy, in 2007 BBVA Banco Francés continues to develop the private lending activity, with emphasis in the most profitable segments. In the retail segment the Bank looks forward to complementing its strong positioning within high income individuals, by bolstering banking penetration within middle and low income sectors. Likewise, in the middle market, where BBVA Banco Francés has accomplished full recognition from the market, the Bank grants financial assistance relying on a special branch network. The Bank remains a leader in the corporate segment.

Similarly, the liability management also prioritized the activity in the retail segment. Aiming at enlarging the participation of such funds in the deposit base, in order to attain a cheaper and more stable funding mix, the Bank carried out commercial actions to strengthen its positioning.

In addition to the goals related to the Bank’s core business, Banco Francés also expects to continue growing in the transactional business. Therefore, growth in profitability will be enhanced by a raising cross-selling and a broadened concept of distribution network, including not only branches, but also alternative channels, joint ventures and synergies with other commercial areas.

Presentation of Financial Information

•

All foreign currency transactions accounted for at a free exchange rate as of June 30, 2007 have been translated into pesos at the reference exchange rate of Ps. 3.0908 per U.S. dollar, published by the Central Bank of Argentina on that date.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively. Similarly, and for the sake of comparison, following the sale of Credilogros, approved and concluded in July 2006, figures as of June 30, 2006 are presented in this press release including the Bank’s interest in Credilogros by the equity method.

SECOND QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Net Financial Income	212,959	290,375	226,060	-26.66%	-5.80%
Provision for loan losses	(13,810)	(9,626)	(19,599)	43.47%	-29.54%
Net income from services	136,858	129,693	105,433	5.52%	29.81%
Administrative expenses	(204,645)	(185,052)	(169,411)	10.59%	20.80%
Operating income	131,362	225,390	142,483	-41.72%	-7.81%
Income (loss) from equity investments	5,931	17,607	9,203	-66.31%	-35.55%
Income (Loss) from Minority interest	(811)	(643)	(289)	26.13%	180.62%
Other Income/Expenses	(51,529)	(171,547)	(104,444)	-69.96%	-50.66%
Income tax and Minimum Presumed Tax	(2,009)	(2,367)	(1,631)	-15.12%	-23.18%
Net income for the period	82,944	68,440	45,322	21.19%	83.01%
Net income per share (2)	0.18	0.15	0.10	21.19%	83.01%
Net income per ADS (3)	0.53	0.44	0.29	21.19%	83.01%

(1)	Exchange rate: 3.0908 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net earnings for the 2007 second quarter totaled Ps. 82.9 million, as compared to Ps. 68.4 million recorded in the March 2007 quarter and Ps. 45.3 million recorded in the June 2006 quarter, which represents a 21.2% and 83.0% growth respectively.

A strong expansion in lending activity, with special emphasis in the retail segment, combined with an additional growth in the transactional business in the last three month-period. These drivers, which had a positive impact on the Operating income, partially offset the negative effect coming both, from a decrease in the CER index and from a lower market value of the bills and notes issued by the Central Bank.

In addition, it is important to note that March 2007 figures margin was positively impacted by a gain of Ps.37.9 million resulting from a sale of guaranteed loans.

The increase in the provisions for loan losses is mainly explained by the creation of provisions in respect of the normal loan portfolio, following the expansion in this portfolio.

The increase in administrative expenses, reflects growth in personnel expenses and higher advertising and promotion charges, mainly related to a higher activity level.

Net income also includes the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations. During this second quarter the Bank registered extraordinary amortizations, making use of general provisions. Other provisions are also recorded in Other Income/Expenses, which posted a loss of Ps. 51.5 million at quarter end.

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Return on Average Assets (1)	1.92%	1.62%	1.19%	18.89%	61.76%
Return on Average Shareholders´Equity (1)	16.43%	13.77%	9.79%	19.35%	67.76%
Net fee Income as a % of Net Operating Income	39.12%	30.87%	31.81%	26.72%	23.01%
Net fee Income as a % of Administrative Expenses	66.88%	70.08%	62.24%	-4.58%	7.46%
Adm. Expenses as a % of Net Operating Income (2)	58.50%	44.05%	51.11%	32.80%	14.47%

(1)	Annualized
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net financial Income

In the June 2007 quarter, Net financial income totaled Ps. 212.9 million, as compared to Ps. 290.4 and Ps. 226.1 million registered in the quarters ended on March 31, 2007 and June 30, 2006, respectively.

The strong growth in private business especially in the retail segment, as compared to previous quarter, partially offset the negative effect coming from the CER index, which dropped from 2.5% in the first quarter to 1.9% by the end of June 2007 quarter, and the lower market’ prices of public sector portfolio and bills and notes issued by the Central Bank.

As previously mentioned, the March 2007 quarter included a gain of Ps. 37.9 million related to the sale of guaranteed loans.

The decrease in the net financial income as compared to the same quarter of the previous fiscal year is mainly explained by an extraordinary gain accounted for a year ago, resulting from the sale of guaranteed loans and the drop in the CER index from a level of 2.6%, together with a decrease in the Bank’s long CER-adjusted position.

Public Sector Exposure

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Public Sector - National Government	2,863,395	2,697,053	3,891,611	6.17%	-26.42%
- Loans to the Federal government & Provinces	1,427,693	1,508,513	2,365,842	-5.36%	-39.65%
- Total bond portfolio	1,264,935	1,022,473	1,540,645	23.71%	-17.90%
Compensatory bond	—	—	80,288	—	-100.00%
Compensatory bond to be credited	—	—	124,560	—	-100.00%
Other government bonds	1,264,935	1,022,473	1,335,797	23.71%	-5.30%
- Trustees	185,910	181,210	267	2.59%	69464.93%
- Allowences	(15,143)	(15,143)	-15,143	0.00%	—

Bills and Notes from Central Bank	2,273,695	3,180,787	1,994,214	-28.52%	14.01%

Total exposure to the Public Sector	5,137,090	5,877,840	5,885,826	-12.60%	-12.72%

(*)	During October 2006 the Bank received the portfolio bonds pending to be credited.

Long term public sector exposure, National Government (excluding the bills issued by the Central Bank), totaled Ps. 2,863 million as of the June 2007 quarter as compared to Ps. 2,697 and Ps 3,892 million registered in the quarters ended March 31, 2007 and June 30, 2006, respectively.

Once again during the second quarter of 2007, focus was kept on the core business. Though long-term public sector exposure registered a slight increase of Ps. 166 million, which was related to a larger portfolio of assets adjusted by CER index, the Bank reduced its holding in bills and notes issued by the Central Bank by Ps. 907 million, in order to boost its level of activity with the private sector.

The decrease in the Bank’s response to public sector assets, as compared to the same quarter of the previous year, is mainly related to the sale of public sector loans and the compensatory bond, jointly with the sale of peso denominated Discount bonds, partially offset by an increase in the BOGAR 2020 portfolio resulting from its adjustment by the CER index.

Total loan portfolio

The outcome of implementing more aggressive commercial actions aiming to develop the private business led to an expansion in our loan portfolio, which increased by approximately Ps. 1,9 billion over the balance at the end of the same quarter of the previous fiscal year. It is important to note that during the last twelve-month period retail segment led growth with an excellent performance mainly in personal and car loans and credit cards, which grew by 106% (equivalent to Ps. 476 million), 64% (Ps. 52 million) and 37% (Ps. 165 million), respectively. As for the middle market segment, growth was driven by notes discounted, which increased by 29% and by other commercial loans.

By the end of the second quarter, private portfolio reached Ps. 7,206 million. During the last three month period the retail segment continued to show a vigorous behavior taking advantage of the boom in consumption which led to an increase of 20% and 18% in car and personal loans, respectively, while mortgages and credit card portfolio expanded by 12% and 10%, respectively.

Regarding commercial loans, notes discounted, which increased by 15%, was the main driver of growth in the middle market segment, while the balance in loans to large corporations remained similar to the previous quarter balance, as maturities were offset by an increase in advances.

The relation between private loans and securities over total private and public sector loans and securities, excluding the Central Bank’s portfolio, reached 72.4% by June 30, 2007, higher than the 71.6% registered on March 31, 2007 and the 58.6% registered on June 30, 2006.

The table below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Private & Financial sector loans	7,206,262	6,570,427	5,300,424	9.68%	35.96%
Advances	1,580,340	1,194,299	917,081	32.32%	72.32%
Notes discounted and purchased	955,935	832,855	743,730	14.78%	28.53%
Consumer Mortgages	575,328	513,405	408,420	12.06%	40.87%
Personal loans	927,236	789,168	450,983	17.50%	105.60%
Credit cards	609,671	553,122	444,995	10.22%	37.01%
Car secured loans	134,763	111,974	82,312	20.35%	63.72%
Loans to financial sector	388,063	338,328	279,222	14.70%	38.98%
Other loans	2,127,245	2,330,056	2,062,473	-8.70%	3.14%
Unaccrued interest	(6,429)	(6,045)	(3,967)	6.35%	62.06%
Adjustment and accrued interest & exchange differences receivable	92,157	84,496	53,003	9.07%	73.87%
Less: Allowance for loan losses	(178,047)	(171,231)	(137,828)	3.98%	29.18%
Loans to public sector	1,427,693	1,508,513	2,365,842	-5.36%	-39.65%
Loans to public sector	987,092	751,237	1,266,484	31.40%	-22.06%
Adjustment and accrued interest & exchange differences receivable	440,601	757,276	1,099,358	-41.82%	-59.92%
Net total loans	8,633,955	8,078,940	7,666,266	6.87%	12.62%

Government and Private Securities

The following table shows the portfolio of government and private securities as of June 30, 2007, including repurchase agreement transactions. The net position as of the second quarter of fiscal year 2007 was 15.1% lower than the previous quarter and 4.9% higher than at the quarter ended on June 30, 2006.

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Holdings	3,636,911	4,281,774	3,464,975	-15.06%	4.96%
Trading	2,543,250	3,244,399	2,071,201	-21.61%	22.79%
Investment Accounts	915,860	883,190	356,143	3.70%	157.16%
Investment accounts - Compensatory bond	—	0	80,288	—	-100.00%
Other fixed income securities	192,944	169,328	972,487	13.95%	-80.16%
Allowances	(15,143)	(15,143)	(15,143)	0.00%	—

Repurchase Agreements	—	—	—	—	—
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—

Net Position	3,636,911	4,281,774	3,464,975	-15.06%	4.96%
Trading	2,543,250	3,244,399	2,071,201	-21.61%	22.79%
Investment Accounts	915,860	883,190	356,143	3.70%	157.16%
Investment accounts - Compensatory bond	—	0	80,288	—	-100.00%
Other fixed income securities	192,944	169,328	972,487	13.95%	-80.16%
Allowances	(15,143)	(15,143)	(15,143)	0.00%	—

Net Position in Other fixed income securities as of June 30, 2007 includes Ps. 113.4 million of private bonds

(1)	Net Position excludes the compensatory bond pending to be credited, which was received in October 2006.

The decrease compared to the first quarter of 2007 is mainly explained by a lower portfolio of bills and notes issued by the Central Bank, partially offset by an increase in investment account portfolio relating to the capitalization of the CER index in case of the BOGAR 2020 bonds.

The net position grew by Ps. 171.9 million, as compared to the June 2006 quarter due to a larger portfolio of bills and notes issued by the Central Bank, which more than offset the fall derived from the sale of the Pesos denominated Discount portfolio and the compensatory bond, which took place in the first quarter of the current year.

Income from Securities and Short-Term Investments

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Income from securities and short-term investments	66,514	109,193	62,403	-39.09%	6.59%
Trading account	—	—	9,560	—	-100.00%
Investment account	7,011	7,089	6,960	1.10%	0.74%
Investment account - Compensatory bond	—	889	8,010	-100.00%	-100.00%
Other fixed income securities	59,503	101,215	37,873	-41.21%	57.11%

CER adjustment	20,556	28,341	23,180	-27.47%	-11.32%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	20,556	28,341	23,180	-27.47%	-11.32%

During the second quarter of 2007 income from securities and short-term investments registered a gain of Ps. 66.5 million, 39.1% lower than the gain accounted for during the quarter ended in March 31, 2007 and 6.6% higher than the amount posted in the same quarter of the previous year. The change in earnings as compared to previous quarters is reflects primarily in both cases variations in our Central Bank bills and notes portfolio.

The decrease in income coming from securities adjusted by CER index as compared to the March 2007 and June 2006 quarter is related to the drop in the CER index.

Funding Sources

During the second quarter of the year, deposits from the private sector in pesos and dollars in the financial industry grew 6.2%.

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Total deposits	13,134,798	13,302,936	11,363,266	-1.26%	15.59%
Current accounts	2,683,249	2,645,265	2,313,160	1.44%	16.00%
Peso denominated	2,678,837	2,640,653	2,307,776	1.45%	16.08%
Foreign currency	4,412	4,612	5,384	-4.34%	-18.05%
Savings accounts	3,624,614	3,570,992	3,143,968	1.50%	15.29%
Peso denominated	2,781,279	2,755,726	2,366,606	0.93%	17.52%
Foreign currency	843,335	815,266	777,362	3.44%	8.49%
Time deposits	6,522,326	6,800,617	5,530,707	-4.09%	17.93%
Peso denominated	4,931,133	5,038,999	3,747,161	-2.14%	31.60%
CER adjusted time deposits	625,919	800,155	1,081,078	-21.78%	-42.10%
Foreign currency	965,274	961,463	702,468	0.40%	37.41%
Other	304,609	286,062	375,431	6.48%	-18.86%
Peso denominated	178,333	150,136	281,001	18.78%	-36.54%
Foreign currency	126,276	135,926	94,430	-7.10%	33.72%

Rescheduled deposits (*)	204,685	222,100	264,873	-7.84%	-22.72%
Peso denominated	204,685	222,100	264,873	-7.84%	-22.72%

Total deposits + Rescheduled deposits & CEDROS	13,339,483	13,525,036	11,628,139	-1.37%	14.72%

(*)	The payment of Rescheduled Deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injunction.

During the last three months BBVA Banco Francés maintained its strategy in terms of liabilities, focused principally in the retail segment, thus reaching a 10% market share in retail funds as of June 30, 2007; whereas the Bank’s market share of total private deposits reached 9.3%.

By the end of the quarter total deposits amounted to Ps.13,339 million, including rescheduled deposits – CEDROS, 1.3% lower than the balance accounted for in the previous quarter. Such slight decrease is explained mainly by a fall in time deposits and saving accounts of over Ps. 1 million (a fact that goes in line with the Bank’s strategy in terms of liabilities) as well as the steady drop in CER adjusted funds (21.8% lower). Funds in current accounts and saving accounts maintained a positive trend.

Growth of 15.6%, as compared to the June 2006 quarter was mainly driven by a 17.9%, 16.0% and a 15.3% expansion in peso denominated time deposits, and aggregate balances in current accounts and saving accounts, respectively. By contrast, CER adjusted funds decreased 42.1%.

Foreign currency-denominated deposits amounted Ps. 1,939 million (equivalent to U$S 627 million) as of June 30, 2007; which represents a growth of 23% in the last twelve months.

Other Funding Sources

Other funding sources grew by 22.9% in comparison with the quarter ended by March 31, 2007 mainly due to an expansion in lines from other banks for financing operations of foreign trade, following a higher activity level.

The decrease of 53.6% in other funding sources, as compared to the quarter ended on June 30, 2006 is explained by the advanced payment of Class 15 Notes due 2008 in an aggregate principal amount of U$S 121.5 million, which occurred on March 15, 2007, and the repayment of loans granted by the Central Bank in connection with the Bank’s acquisition of compensatory and coverage bonds.

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Lines from other banks	366,398	298,226	410,997	22.86%	-10.85%
Other loans from the Central Bank	—	—	105,584	—	-100.00%
Senior Bonds	—	—	273,814	—	-100.00%
Other banking liabilities	366,398	298,226	790,395	22.86%	-53.64%
Subordinated Debt	—	—	—	—	—

Total other funding sources	366,398	298,226	790,395	22.86%	-53.64%

Changes shown in the table below are affected by the depreciation of the Peso. By the end of the June 2007 quarter, approximately 70% of other funding sources were foreign currency denominated funds.

Other dollar funding sources in thousands of dollars except percentages	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Lines from other banks	83,321	89,290	101,394	-6.68%	-17.82%
Senior Bonds	0	0	88,762	—	-100.00%
Other banking liabilities	83,321	89,290	190,157	-6.68%	-56.18%
Subordinated Debt	—	—	—	—	—
Total other funding sources	83,321	89,290	190,157	-6.68%	-56.18%

Asset Quality

BBVA Banco Francés remains a leader in terms of asset quality standards, with solid asset quality ratios. As of June 30, 2007 the non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 0.89%, with a coverage of non-performing loans with provisions of 227.6%.

It is important to highlight that in spite of growth in our private portfolio, the Bank was able to keep its strength in terms of the quality of the risk assumed.

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Nonaccrual loans (1)	78,243	76,601	87,909	2.14%	-11.00%
Allowance for loan losses	(178,047)	(171,231)	(137,828)	3.98%	29.18%
Nonaccrual loans/net total loans	0.89%	0.93%	1.13%	-4.37%	-21.18%
Allowance for loan losses/nonaccrual loans	227.56%	223.54%	156.78%	1.80%	45.14%
Allowance for loan losses/net total loans	2.02%	2.08%	1.77%	-2.65%	14.41%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, including allowances related to other banking receivables.

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Balance at the beginning of the quarter	172,500	168,125	138,086	2.60%	24.92%
Increase	13,810	9,626	19,599	43.47%	-29.54%
Provision increase/decrease - Exchange rate difference	-71	250	50	-128.40%	242.00%
Decrease	(7,061)	(5,501)	(19,144)	28.36%	-63.12%
Balance at the end of the quarter	179,178	172,500	138,591	3.87%	29.29%

Changes in the increase in provisions line items are mainly explained by the creation of provisions on the normal loan portfolio and the reclassification of commercial loans, resulting in the need for increased provisions; whereas the decrease is related to the write-offs in the portfolio.

Income from services net of other operating expenses

The increasing private activity was also reflected in the transactional business, which continued with its positive trend. Net income from services grew 5.5% as compared to the previous quarter and 29.8% with respect to the June 2006 quarter; reaching Ps. 136.9 million by the end of June 2007.

The steady increase in fee income is based on a broader concept of distribution network and a management model based on customer needs, together with a deepening in the cross-selling, which contributed to maintain growth in the different fee generating products, such as service charges on credit cards, insurance policies, foreign trade operations as well as service charges on deposit accounts.

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Net income from services	136,858	129,693	105,405	5.52%	29.84%

Service charge income	167,826	158,743	130,442	5.72%	28.66%
Service charges on deposits accounts	60,783	59,815	50,093	1.62%	21.34%
Credit Cards and operations	34,571	31,846	22,117	8.55%	56.31%
Insurance	13,473	12,407	9,206	8.59%	46.35%
Capital markets and securities activities	2,919	2,066	2,353	41.26%	24.03%
Fees related to Foreign trade	10,471	9,367	8,931	11.79%	17.25%
Other fees	45,610	43,241	37,742	5.48%	20.85%

Services Charge expense	(30,968)	(29,051)	(25,037)	6.60%	23.69%

Income related to foreign currency exchange transactions is not accounted for in net income from services but in net financial income. As of June 30, 2007, such income amounted to approximately Ps.23.8 million, compared to Ps. 20.3 million and Ps. 20.1 million registered in the quarters ended on March 31, 2007 and June 30, 2006, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branch offices, over the ATM network and the Internet, adding transactions in Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

Administrative expenses amounted to Ps. 204.7 million in the quarter ended June 30, 2007, compared to Ps.185.1 and Ps. 169.4 million recorded in the quarters ended on March 31, 2007 and June 30, 2006, respectively.

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in thousands of pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Administrative expenses	(204,656)	(185,052)	(169,411)	10.59%	20.80%

Personnel expenses	(118,204)	(104,381)	(97,976)	13.24%	20.65%
Electricity and Communications	(5,295)	(5,016)	(4,174)	5.56%	26.86%
Advertising and Promotion	(14,105)	(11,025)	(11,623)	27.94%	21.35%
Honoraries	(6,176)	(6,214)	(6,376)	-0.61%	-3.14%
Taxes	(5,892)	(5,974)	(4,412)	-1.37%	33.54%
Organization and development expenses	(1,598)	(1,158)	(1,619)	38.00%	-1.30%
Amortizations	(7,338)	(7,373)	(6,921)	-0.47%	6.03%
Other	(46,048)	(43,911)	(36,310)	4.87%	26.82%

Higher administrative expenses as compared to the prior quarter are mainly related to an increase in personnel expenses, and higher advertising and promotion and electricity and communications charges as well as an increase in organization and development expenses partially offset by a decrease in taxes and honoraries.

The increase in the activity level, an increase in the number of employees, by approximately 100 and an adjustment in the bonus provisioning that took place during the previous quarter, were the cause of the higher personnel expenses. Higher advertising and promotion expenses were driven by more aggressive actions that are being implemented in the last quarters.

The raise in administrative expenses as compared to the same quarter of the previous fiscal year is mainly related to an increase in personnel expenses, advertising and promotion, taxes, amortizations and electricity and communications expenses. Higher personnel expenses is mainly explained by an adjustment in the bonus provisioning together with the salary increases agreed with the labor union, a higher expense arising from the removal of caps on the amounts of social security contributions and a larger number of employees.

As of June 30, 2007, the Bank had 3,893 employees (including the Bank’s subsidiaries, except for the Consolidar Group) and a network of 232 consumer branch offices, 27 branch offices specialized in the middle-market segment and 4 branch offices for large corporate and institutional clients.

Other Income/Expenses

Other income/expenses by the end of June 2007 posted a loss of Ps. 51.5 million; which includes the charge related to the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to demand a future compensation). It is important to highlight that during the 2007 second quarter the Bank registered extraordinary amortizations charges, making use of general provisions. Provisions to cover the taxable deferred asset stemming from the use of the deferred tax method are also registered in Other Expenses, the opposite entry of which is included in Other income.

During the quarter ended on June 30, 2007 the Bank registered in this account a loss of Ps 51.5 million, which compares to a loss of Ps. 171.5 million and Ps. 104.4 million registered in the quarters ended on March 31, 2007 and June 30, 2006, respectively. It should be mentioned that during previous quarters the Bank accounted for general provisions related to the marked-to-market valuation of listed public sector assets.

BBVA Banco Francés determines the charge for income tax by applying the current tax rate of 35% to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank has considered as temporary differences those that have a definitive reversal date in subsequent fiscal years. At the same time, as of June 30, 2007 and June 30, 2006 the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

Given the objection from the Central Bank to the capitalization of items arising from the application of the deferred tax method, the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

By the end of the second quarter and the first quarter of fiscal year 2007, the Bank maintains recorded in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to Ps. 8 million and Ps. 64 million, respectively.

Income from equity investments

Income from Equity Investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the present quarter, the Bank registered a gain of Ps.19.7 million derived from its stake in the Consolidar Group.

Capitalization

As a consequence of the cash dividend payment, in accordance to resolutions of the Ordinary and Extraordinary Shareholders’ Meeting, held on April 26th 2007, Unapropiated earnings fell 14.9% as compared to the previous quarter, while Reserves from profits grew 17.6%.

Total shareholders’ equity of BBVA Banco Francés as of June 30, 2007 amounted to Ps. 2,016 million with a Ps. 1,012 million excess capital over minimum requirements in accordance to Central Bank regulations.

Furthermore, during this quarter, the Bank recorded an asset corresponding to the Minimum Presumed Income Tax of approximately Ps. 8.3 million, reaching an accumulated Ps. 169.7 million assets.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,979	312,979	312,979	0.00%	0.00%
Subtotal	959,472	959,472	959,472	0.00%	0.00%
Reserves on Profits	547,381	465,317	465,317	17.64%	17.64%
Unapropiated retained earnings	509,115	598,235	205,340	-14.90%	-147.94%
Unrealized valuation difference	0	—	230,282	—	-100.00%
Total stockholders´equity	2,015,968	2,023,024	1,860,411	-0.35%	-8.36%

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
Central Bank Minimum Capital Requirements	1,151,147	1,085,394	888,488	6.06%	29.56%
Central Bank Minimum Capital Requirements (a, b)	1,015,381	954,030	783,030	6.43%	29.67%
Market Risk	89,433	87,111	70,111	2.67%	27.56%
Increase in capital requirements related to custody	46,333	44,253	35,347	4.70%	31.08%

a) Central Bank Minimum Capital Requirements	1,015,381	954,030	783,030	6.43%	29.67%
Allocated to Asset at Risk	621,054	576,409	433,380	7.75%	43.30%
Allocated to Immobilized Assets	109,838	110,208	127,539	-0.34%	-13.88%
Interest Rate Risk	147,492	131,244	109,809	12.38%	34.32%
Loans to Public Sector and Securities in Investment	136,997	136,169	112,302	0.61%	21.99%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	926,655	885,059	706,930	4.70%	31.08%
5% of the securities in custody and book-entry notes	926,655	885,059	706,930	4.70%	31.08%

Bank Capital Calculated under Central Bank Rules	2,163,371	2,171,393	1,935,753	-0.37%	11.76%
Core Capital	1,864,585	1,954,585	1,774,548	-4.60%	5.07%
Minority Interest	231,646	227,275	187,158	1.92%	23.77%
Supplemental Capital	148,231	69,389	90,747	113.62%	-63.35%
Deductions	(81,091)	(79,856)	(116,700)	1.55%	-30.51%
Excess over Required Capital	1,012,224	1,085,999	1,047,265	-6.79%	-3.35%

Additional information

	Quarter ended			% Change Qtr ended 06/30/07 vs. Qtr ended
in pesos except percentages	06/30/07	03/31/07	06/30/06	03/31/07	06/30/06
- Exchange rate	3.0908	3.1007	3.0848	-0.32%	0.19%
- Quarterly CER adjustment (CPI)	1.91%	2.52%	2.65%	-24.14%	-27.83%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this first quarter earnings will be held on Monday, August 13, at 12 PM New York time – 1 PM Buenos Aires time. If you are interested in participating please dial (866) 279-5008 at least 5 minutes prior to our conference. Confirmation code: 390456. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of $)	06/30/07	03/31/07	12/31/06	06/30/06
Cash and due from banks	2,477,494	2,444,106	2,535,448	1,895,407
Government and Private Securities	3,557,284	4,203,046	2,957,150	2,561,493
- Investment account	—	—	308,976	436,853
- Trading account (listed securities)	349,069	140,897	102,726	182,563
- Unlisted	915,866	881,575	843,797	306,834
- Listed Private Securities	33,797	14,929	12,147	13,382
- Bills from the Central Bank	2,273,695	3,180,788	1,704,647	1,627,561
Less: Allowances	(15,143)	(15,143)	(15,143)	(5,700)
Loans	8,633,955	8,078,940	8,684,085	7,666,266
- Loans to the private & financial sector	7,206,262	6,570,427	6,565,323	5,300,424
- Advances	1,580,340	1,194,299	1,469,371	917,081
- Notes discounted and purchased	955,935	832,855	793,195	743,730
- Secured with mortgages	575,328	513,405	460,559	408,420
- Car secured loans	134,763	111,974	98,381	82,312
- Credit cards	609,671	553,122	526,416	444,995
- Loans to financial sector	388,063	338,328	340,966	279,222
- Other loans	3,054,481	3,119,224	2,971,172	2,513,456
Less: Unaccrued interest	(6,429)	(6,045)	(5,543)	(3,967)
Plus: Interest & FX differences receivable	92,157	84,496	77,903	53,003
Less: Allowance for loan losses	(178,047)	(171,231)	(167,097)	(137,828)
- Public Sector loans	1,427,693	1,508,513	2,118,762	2,365,842
Principal	987,092	751,237	1,095,981	1,266,484
Plus: Interest & FX differences receivable	440,601	757,276	1,022,781	1,099,358
Other banking receivables	1,138,822	765,016	903,431	1,007,632
- Compensatory Bond	—	—	—	124,560
- Repurchase agreements	363,755	—	307,900	268,968
- Unlisted private securities	58,828	59,540	58,684	59,613
- Unlisted Private securities :Trustees	20,799	19,188	18,001	17,983
- Other banking receivables	696,571	687,557	519,874	537,271
- Less: provisions	(1,131)	(1,269)	(1,028)	(763)
Investments in other companies	379,960	373,614	356,011	322,146
Intangible assets	207,852	317,748	375,587	505,195
- Goodwill	15,515	17,172	18,831	22,155
- Organization and development charges	16,347	14,088	13,306	12,834
- Assets related to legal injunctions	175,990	286,488	343,450	470,206
Other assets	965,344	932,708	892,866	801,083

Total assets	17,360,711	17,115,178	16,704,578	14,759,222

LIABILITIES:	06/30/07	03/31/07	12/31/06	06/30/06
Deposits	13,339,483	13,525,036	12,645,525	11,628,139
- Current accounts	2,683,249	2,645,265	2,403,702	2,313,160
- Saving accounts	3,624,614	3,570,992	3,415,263	3,143,968
- Time deposits	6,522,326	6,800,617	6,226,185	5,530,707
- Rescheduled deposits—CEDROS (*)	204,685	222,100	228,049	264,873
- Other deposits	304,609	286,062	372,326	375,431
Other banking Liabilities	1,430,623	931,856	1,480,735	1,582,827
Other provisions	363,305	443,211	392,687	369,415
- Other contingencies	362,875	442,781	392,257	368,888
- Guarantees	430	430	430	527
Other liabilities	196,022	177,552	217,190	149,700
Minority interest	15,310	14,499	13,857	12,599

Total liabilities	15,344,743	15,092,154	14,749,994	13,742,680

Total stockholders´equity	2,015,968	2,023,024	1,954,584	1,860,411

Total liabilities + stockholders’ equity	17,360,711	17,115,178	16,704,578	15,603,091

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of $)	06/30/07	03/31/07	12/31/06	06/30/06
Financial income	359,559	451,151	380,162	365,867
- Interest on Cash and Due from Banks	4,634	4,739	4,023	2,836
- Interest on Loans Granted to the Financial Sec	11,118	10,595	9,357	5,014
- Interest on Overdraft	33,761	32,241	35,097	21,621
- Interest on Notes discounted and purchased	19,832	18,400	17,437	12,683
- Interest on mortgages	14,555	13,182	12,157	10,756
- Interest on car secured loans	2,948	2,512	2,242	1,713
- Interest on Credit Card Loans	12,568	11,635	9,600	6,997
- Interest on Other Loans	68,999	65,111	57,128	42,732
- Income from securities and short term investments	66,513	109,193	84,794	62,402
- Interest on Government guaranteed loans Decreet1387/01	20,363	54,994	26,828	47,958
- From Other Banking receivables	5,315	5,694	6,806	14,186
- CER	45,366	76,078	72,529	98,883
- CVS	—	—	—	—
- Foreign exchange difference	24,255	20,211	21,733	19,655
- Other	29,332	26,566	20,431	18,431
Financial expenses	(146,600)	(160,776)	(158,695)	(139,807)
- Interest on Current Account Deposits	(6,068)	(6,815)	(6,843)	(7,898)
- Interest on Saving Account Deposits	(1,618)	(1,529)	(1,422)	(1,188)
- Interest on Time Deposits	(102,206)	(105,337)	(100,885)	(71,622)
- Interest on Other Banking Liabilities	(4,892)	(8,520)	(9,462)	(10,236)
- Other interests (includes Central Bank)	(2,258)	(3,967)	(4,354)	(4,804)
- Mandatory contributions and taxes on interest income	(14,554)	(14,042)	(12,260)	(10,665)
- CER	(13,191)	(20,211)	(22,400)	(33,380)
- Foreign exchange difference	(7)	—	—	—
- Other	(1,806)	(355)	(1,069)	(14)
Net financial income	212,959	290,375	221,467	226,060
Provision for loan losses	(13,810)	(9,626)	(17,514)	(19,599)
Income from services, net of other operating expenses	136,858	129,693	123,765	105,433
Administrative expenses	(204,645)	(185,052)	(203,174)	(169,411)
Income (loss) from equity investments	5,931	17,607	44,312	9,203
Net Other income	(51,529)	(171,547)	(118,651)	(104,444)
Income (loss) from minority interest	(811)	(643)	(392)	(289)
Income before tax	84,953	70,807	49,813	46,953
Income tax	(2,009)	(2,367)	(1,766)	(1,631)

Net income	82,944	68,440	48,047	45,322

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	06/30/07	03/31/07	12/31/06	06/30/06
Cash and due from banks	2,498,540	2,477,885	2,558,484	1,932,975
Government Securities	5,071,747	5,671,943	4,372,032	4,707,203
Loans	9,642,921	8,962,172	9,534,183	8,311,477
Other banking receivables	1,197,852	783,319	917,532	1,019,172
Investments in other companies	57,791	56,866	54,438	78,244
Other assets	1,333,833	1,379,055	1,397,960	1,434,502

TOTAL ASSETS	19,802,684	19,331,240	18,834,629	17,483,573

LIABILITIES	06/30/07	03/31/07	12/31/06	06/30/06
Deposits	13,328,050	13,400,874	12,505,756	11,493,294
Other banking liabilities	1,498,466	948,400	1,484,007	1,591,125
Other liabilities	2,728,554	2,731,667	2,673,805	2,351,584
Minority interest	231,646	227,275	216,477	187,159

TOTAL LIABILITIES	17,786,716	17,308,216	16,880,045	15,623,162

TOTAL STOCKHOLDERS´EQUITY	2,015,968	2,023,024	1,954,584	1,860,411

STOCKHOLDERS´EQUITY + LIABILITIES	19,802,684	19,331,240	18,834,629	17,483,573

NET INCOME	06/30/07	03/31/07	12/31/06	06/30/06
Net Financial Income	268,486	385,339	438,253	280,493
Provision for loan losses	(13,810)	(9,626)	(17,514)	(19,599)
Net Income from Services	241,967	245,983	214,433	189,798
Administrative expenses	(259,908)	(241,723)	(262,016)	(221,450)
Net Other Income	(143,000)	(284,846)	(252,587)	(173,947)
Income (loss) from minority interest	(4,371)	(10,798)	(20,162)	(4,599)

Income before tax	89,364	84,329	100,407	50,696

Income tax	(6,420)	(15,889)	(52,360)	(5,374)

Net income	82,944	68,440	48,047	45,322

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 10, 2007	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer